April 25, 2024

Division of Corporation Finance

Securities and Exchange Commission

Washington DC 20549

Re:	WFTP Ventures Inc.
Second Amended Offering Statement on Form 1-A
Filed April 25, 2024
File No. 024-12399

Ladies and Gentlemen:

On behalf of WFTP Ventures Inc., I hereby request qualification of the above-referenced offering statement at 4:00pm, Eastern Time, on Monday, April 29, 2024, or as soon thereafter as is practicable.

Sincerely,

WFTP Ventures Inc.

By:	/s/ Elliot Lewis
Name:	Elliot Lewis
Title:	Chief Executive Officer

Cc:	Andrew Stephenson, Esq.
CrowdCheck Law LLP

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